Mail Stop 03-05

							December 21, 2004

Via U.S. Mail and Fax (214) 979-1123

Andrew Jones
Chief Executive Officer
Pegasus Air Group, Inc.
2708 Fairmount St., Ste. 100
Dallas, TX  75201

Re: 	Pegasus Air Group, Inc.
	Form SB-2, Amendment No. 2 filed on December 10, 2004
	File No. 333-118862

Dear Mr. Jones,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please add disclosure here and in the summary regarding the circumstances under which the warrants are redeemable.

The Offering, page 8
2. We note your response to our prior comment 5. We refer you to the sixth line in the table, "Common stock to be issued and outstanding after the offering, assuming all units are sold." Please revise your disclosure here to clarify that you will have 30,000,000 shares of common stock outstanding after the offering, assuming all units are sold and all warrants are exercised.

We may not be able to absorb the expense, page 13
3. Please quantify here any advances made to Pegasus by management and whether or not it was made in the form of a promissory note or sale of your restricted stock.

Item 27.  Exhibits
4. We note the asterisk to the exhibit table and accompanying text.
Please revise to indicate the SB-2 you are incorporating by reference was filed on September 8, 2004 or advise.

Signatures, page II-20
5. We reissue prior comment 16. We note that Eric Boyer is signing as your principal financial officer; however, please revise to have a signature for the person acting as your controller or principal accounting officer. Refer to Instructions for signatures for Form SB-2.

Exhibit 5.1, Opinion and Consent of Matthew McCarley, Esq.
6. Please revise the first paragraph of the opinion to quantify and identify each of the different types of securities you are registering. For instance, identify the 3,208,000 shares of common stock offered by the selling shareholders.
7. We note your response to prior comment 23. Please revise to clarify that your legal opinion also refers to the common stock that will be issued as part of each unit. Refer to our prior comment 23.
8. Please also opine on whether the warrants are binding obligations under the state contract law governing the warrant agreement.

Exhibit 23.1, Consent of Baumann, Raymondo & Company, PA
9. Include a currently dated consent in any further amended filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Doug Jones at (202) 824-5368 or Linda Cvrkel at
(202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-1965 with any other questions.

Sincerely,



Susan Guerrier
      						Attorney-Advisor


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Mr. Andrew Jones
Pegasus Air Group, Inc.
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